FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Grünenthal Agreement for Nexium, Vimovo Completed

3 December 2018 07:00 GMT

Agreement with Grünenthal for rights to Nexium in
Europe and Vimovo worldwide (ex-US) completed

AstraZeneca has completed an agreement to divest the prescription medicine rights to Nexium(esomeprazole) in Europe, as well as the global rights (excluding the US and Japan) to Vimovo(naproxen/esomeprazole) to Grünenthal.

Under the terms of the agreement, AstraZeneca has received payments of $700m for Nexium and $115m for Vimovo from Grünenthal. The upfront payments, net of an appropriate derecognition of an intangible asset related to Vimovo (see below) will be reported within Other Operating Income & Expense in the Company's financial statements in the fourth quarter of 2018.

AstraZeneca will continue to commercialise Nexium in all markets outside Europe, where the Company retains the rights. AstraZeneca will not retain any ownership rights to Vimovo globally.

Pursuant to Listing Rule 10.4.1R (notification of class 2 transactions), the book value of gross assets subject to the divestments was approximately $99 million at 31 December 2017. In the year to 31 December 2017 the aggregate pre-tax profits attributable to Nexium and Vimovo in the relevant territories were $203 million. The consideration will be satisfied in cash and the proceeds used for general corporate purposes.

About Nexium
Nexium (esomeprazole) is used to treat gastroesophageal reflux disease, ulcers, and Zollinger-Ellison syndrome. It is also used for the prevention and treatment of gastric ulcers induced by pain-relieving NSAIDs. Nexium is available in several formulations (Nexium gastro-resistant granules for oral suspension, Nexium gastro-resistant Multi-Unit Pellet System (Nexium MUPS) tablets, and Nexium injection/infusion) with varying approved indications. The rights to over-the-counter Nexium were externalised to Pfizer Consumer Health in 2012.

About Vimovo
Vimovo (naproxen/esomeprazole) modified-release tablet is a fixed-dose combination of naproxen, a pain-relieving NSAID and esomeprazole, the active ingredient in Nexium. It is indicated for the symptomatic treatment of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients who are at risk of developing NSAID-associated gastric ulcers and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient. The rights to Vimovo in the United States were externalised to Horizon Pharma in 2013.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jennifer Hursit	UK/Global	+44 203 749 5762
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 December 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary